FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [   ]   No [ X ]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on February 15, 2000, titled:

"Vasogen Appoints Prominent Harvard Immunologist to Scientific Advisory Board"



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VASOGEN INC.


                                  By /s/Christopher Waddick
                                     ----------------------
                                  (Name: Christopher Waddick)
                                  (Title: Vice-President, Finance & CFO)


Date:  February 15, 2000

Vasogen Inc.                                      INVESTOR CONTACT

2155 Dunwin Drive, Suite 10                       Trevor Burns
Mississauga, ON, Canada  L5L 4M1                  Investor Relations
tel  (905) 569-2265   fax  (905) 569-9231         tel  (905) 569-9065
http://www.vasogen.com                            e-mail   investor@vasogen.com
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

                 VASOGEN APPOINTS PROMINENT HARVARD IMMUNOLOGIST
                          TO SCIENTIFIC ADVISORY BOARD


Toronto, Ontario (February 15, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announce the appointment of prominent Harvard immunologist Dr. Fred
S. Rosen to its Scientific Advisory Board. Dr. Rosen is President of the Center for Blood Research in Boston and Professor of Pediatrics at Harvard Medical School.

Dr. Rosen is internationally recognized for his groundbreaking research into the functioning of the immune system and the causes of immune deficiency diseases. His wide scientific leadership in immunology has led to fundamental insights into the mechanisms by which immune responses are initiated. His work has been widely published in premier scientific journals, such as Science, Nature, The Lancet, and The New England Journal of Medicine, where his immunology review articles are considered classics.

Dr. Rosen has received wide international recognition as a leader in his field. He has been elected as an honorary member to scientific societies in many countries, including becoming a Membre d'Honneur for Life of the French Society of Immunology, and is the recipient of numerous honorary degrees and honours, including being a Distinguished Visiting Scholar at Christ's College, Cambridge University, England. Dr. Rosen is also active in several important committees and scientific societies and currently chairs the Scientific Advisory Committee of the Clinical Research Center, Children's Hospital, Boston and the World Health Organization's Expert Scientific Committee on Immunodeficiency.

"To attract an individual of the calibre of Dr. Rosen to Vasogen's Scientific Advisory Board is a major achievement for our Company," said Dr. Eldon Smith, Vasogen's Vice-President, Scientific Affairs. "He brings major strength to our immunology expertise at a time when it is becoming increasingly apparent that an enhanced understanding of the immune mechanisms underlying Vasogen's immune modulation therapies will accelerate the continued advancement of our products."

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.